Exhibit 3.1

CERTIFICATE OF FORMATION

OF

FRESENIUS KABI PHARMACEUTICALS HOLDING, LLC

1. The name of the limited liability company is Fresenius Kabi Pharmaceuticals Holding, LLC.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

3. This Certificate of Formation shall be effective as of July 2, 2008.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 2nd day of July, 2008.

By:	/s/ MATTHIAS FENNER
Name:	Matthias Fenner
Title:	Authorized Person